UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of PDMR Shareholding

Below are details of a sale of ordinary shares of 25p each by Lucy Swanson, a connected person of Luke Swanson. Mr Swanson is due to leave Pearson's employment on 31 December 2014.

The sale took place on the London Stock Exchange on 22 December 2014 and was notified to the Company on 22 December 2014.

No. of Shares Sold	Percentage of Issued Stock	Sale Price per Share (GBP)	Total Holding Following Notification	Total Percentage Following Notification
120,000	0.01464%	£11.91	124,935	0.01524%

This notification is made in accordance with DTR 3.1.4R.

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary